FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934



For the month of July 2008
Commission File Number 0-16174



                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                     --------------------------------------
                 (Translation of registrant's name into English)


                          5 Basel Street, P.O. Box 3190
                           Petach Tikva 49131 Israel
                           -------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F     [X] Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes           No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_________



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Entry into a Material Definitive Agreement

     On July 17, 2008, Teva Pharmaceutical Industries Limited, an Israeli corporation ("Teva"), entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Barr Pharmaceuticals, Inc., a Delaware corporation ("Barr"), and Boron Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Teva ("Merger Sub"). Upon the terms and subject to the conditions contained in the Merger Agreement, Barr will merge (the "Merger") with and into Merger Sub, with Merger Sub surviving the Merger as a wholly owned subsidiary of Teva.

The Merger Agreement

     At the effective time of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Barr will be converted into the right to receive $39.90 in cash and 0.6272 ordinary shares of Teva, par value NIS 0.10, which will trade in the United States in the form of American Depositary Shares that are evidenced by American Depositary Receipts. Also, at the effective time of the Merger, each outstanding option to purchase shares of Barr's common stock (other than options held by Barr's non-employee directors) will be converted into an amount in cash per share subject to such stock option equal to the excess of $66.50 over the exercise price per share.

     Upon the terms and subject to the conditions contained in the Merger Agreement, Teva and Barr have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) not to engage in certain kinds of transactions during such interim period. Barr has also covenanted, subject to certain conditions, (i) to cause a meeting of its stockholders to be held to consider approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and
(ii) to, through its board of directors, recommend the approval of the Merger Agreement to its stockholders. In addition, Barr has made certain additional customary covenants, including, among others, covenants not to (i) solicit proposals for alternative business combination transactions or (ii) subject to the fiduciary duties of Barr's board of directors and certain other exceptions, enter into discussions concerning alternative business combination transactions.

     Teva's and Barr's respective obligations to consummate the Merger are subject to customary conditions, including, among others: (i) the requisite vote of Barr's stockholders approving the Merger Agreement having been obtained; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and comparable European Community and Canadian regulations, and certain other regulatory approvals;
(iii) the accuracy of the representations and warranties made by the other party under the Merger Agreement; (iv) the compliance of the other party with its covenants under the Merger Agreement; and (v) no material adverse change having been suffered by either Teva or Barr since the date of the Merger Agreement.

     The Merger Agreement contains certain termination rights for both Teva and Barr, and further provides that, upon termination of the Merger Agreement under specified circumstances, Barr must pay to Teva a termination fee of $200 million.

     In connection with the Merger Agreement, Teva obtained commitments from certain financial institutions providing for financing of up to $1.75 billion to finance a portion of the cash consideration payable by Teva pursuant to the Merger Agreement.

     The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

     On July 18, 2008, Teva and Barr issued a joint press release announcing that they have entered the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Teva. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Teva, Boron Acquisition Corp., Barr or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Teva's public disclosures.

     In connection with the proposed transaction, Teva intends to file a registration statement and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they will contain important information. Investors will be able to obtain free copies of the registration statement, when they become available, as well as other filings containing information about Teva, at the SEC's Internet site (http://www.sec.gov). These documents also may be obtained free of charge by directing a request to Teva Investor Relations c/o Dorit Meltzer at P.O. Box 3190, Petah 49131, Israel, 972

Financial Statements and Exhibits


-------------------- -----------------------------------------------------------
    Exhibit No.      Description
-------------------- -----------------------------------------------------------
2.1                  Agreement and Plan of Merger, dated as of July 17, 2008, by and among Barr Pharmaceutical,  Inc., Teva Pharmaceutical
                     Industries Limited and Boron Acquisition Corp.
-------------------- -----------------------------------------------------------
99.1                 Joint Press Release, dated July 18, 2008, issued by Teva
                     Pharmaceutical Industries Limited and Barr Pharmaceuticals,
                     Inc.
--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                                    (Registrant)



                                    By:  /s/ Eyal Desheh
                                         ---------------------------------------
                                         Name:  Eyal Desheh
                                         Title: Chief Financial Officer


Date:  July 18, 2008